UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Mimecast Limited
(Name of Issuer)

Ordinary Shares, $0.012 nominal value
(Title of Class of Securities)

G14838109
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G14838109

1	NAMES OF REPORTING PERSONS
Index Ventures IV (Jersey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
989,259

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
989,259

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
989,259

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.73%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.	G14838109

1	NAMES OF REPORTING PERSONS
Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,016

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
8,016

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,016

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.21%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.	G14838109

1	NAMES OF REPORTING PERSONS
Yucca (Jersey) SLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,597

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
12,597

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,597

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.	G14838109

1	NAMES OF REPORTING PERSONS
Index Venture Associates V Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,009,872

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,009,872

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,009,872

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.76%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1(a).	Name of Issuer: Mimecast Limited

Item 1(b).	Address of Issuer's Principal Executive Offices: CityPoint, One Ropemaker Street, Moorgate London EC2Y 9AW, UK

Item 2(a).	Name of Person Filing:

i. ii. iii. iv.	Index Ventures V (Jersey) L.P. Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. Yucca (Jersey) SLP Index Venture Associates V Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:

i. ii. iii. iv.
44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG
44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG
44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG
44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG

Item 2(c).	Citizenship:

i. ii. iii. iv.	Jersey Jersey Jersey Jersey

Item 2(d).	Title and Class of Securities: Ordinary shares, nominal value of $0.012 per share

Item 2(e).	CUSIP Number: G14838109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.
Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of December 31, 2017 and the ownership percentages are based upon 57,319,319 outstanding ordinary shares of the Issuer as of September 30, 2017 as set forth in the report of foreign issuers on Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 8, 2017.

Index Ventures V (Jersey) L.P. (“Index Ventures V”) is the owner of record of 989,258 ordinary shares and Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures V Parallel” and together with Index Ventures V, the “Index V Funds”) is the owner of record of 8,016 ordinary shares. As the managing general partner of the Index V Funds, Index Venture Associates V Limited (“Index V Limited”) may be deemed to have shared dispositive power and shared voting power over the shares owned by the Index V Funds.

Yucca (Jersey) SLP (“Yucca”) is the owner of record of 12,597 ordinary shares. Yucca administers the co-investment vehicle that is contractually required to mirror the Index V Funds’ investment. As a result, Index V Limited may be deemed to have shared dispositive and shared voting power over Yucca's shares by virtue of its shared dispositive power over and shared voting power over the shares owned by the Index V Funds.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. See Exhibit 2.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer and of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2018

INDEX VENTURES V (JERSEY) L.P.

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

INDEX VENTURES V PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

YUCCA (JERSEY) SLP

By:	Intertrust Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co-Investment Scheme

By:	/s/ Alex di Santo
Name: Alex di Santo
Title: Authorized Signatory

By:	/s/ Sarah Earles
Name: Sarah Earles
Title: Authorized Signatory

INDEX VENTURE ASSOCIATES V LIMITED

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1
AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(1) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock and the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 14, 2018

INDEX VENTURES V (JERSEY) L.P.

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

INDEX VENTURES V PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

YUCCA (JERSEY) SLP

By:	Intertrust Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co-Investment Scheme

By:	/s/ Alex di Santo
Name: Alex di Santo
Title: Authorized Signatory

By:	/s/ Sarah Earles
Name: Sarah Earles
Title: Authorized Signatory

INDEX VENTURE ASSOCIATES V LIMITED

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

Exhibit 2
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THIS GROUP

Index Ventures V (Jersey) L.P. (“Index Ventures V”), Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures V Parallel”), Index Venture Associates V Limited (“Index V Limited”) and Yucca Jersey SLP (“Yucca”) are filing this statement on Schedule 13G as a group.

Index Ventures V is a Jersey (Channel Islands) partnership. Its managing general partner is Index V Limited.

Index Ventures V Parallel is a Jersey (Channel Islands) partnership. Its managing general partner is Index V Limited.

Yucca is a Jersey (Channel Islands) separate limited partnership. Its corporate general partner is an affiliate of Index V Limited.